EXHIBIT 1A-11

CONSENT OF INDEPENDENT AUDITOR

I hereby consent to the inclusion in this Offering Statement on Form 1-A of Bluemount International Inc. (the "Company") of my independent auditor's report dated July 31, 2026, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, relating to the balance sheet of the Company as of July 31, 2026 and the related statements of comprehensive loss, changes in stockholders' equity and cash flows for the period from May 26, 2026 (date of incorporation) to July 31, 2026, and the related notes to the financial statements.

I further consent to the reference to me under the caption "Experts" in the offering circular forming part of the Offering Statement.

I have served as the Company's auditor since May 26, 2026.

/s/ Zhang Jun Xia

Name: Zhang Jun Xia

Independent Auditor

Hong Kong

August 6, 2026